

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2009

Stephen H. Brolly
Chief Financial Officer
Fidelity Southern Corporation
3490 Piedmont Road NE
Suite 1550
Atlanta, GA 30305

> **Re:** **Fidelity Southern Corporation**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed January 20, 2009**
> **File No. 000-22374**

Dear Mr. Brolly:

We have completed our limited review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

Sincerely,

Kate McHale
Staff Attorney